EXHIBIT 99.1

VIZSLA SILVER APPOINTS CHARLES FUNK TO ADVISOR AND ANNOUNCES SENIOR VICE PRESIDENT PROMOTION

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Jan. 27, 2023 /CNW/ - Vizsla Silver Corp. (NYSE: VZLA) (TSXV: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that effective today, Mr. Charles Funk has been appointed to Lead Technical Advisor to the board. In addition, Mr. Michael Pettingell has been promoted to Senior Vice President, Business Development and Strategy.

Mr. Funk first joined Vizsla Silver in June 2019 as Vice President of Exploration and was elected as a Director in January 2021 when Mr. Martin Dupuis, now COO, joined the team.  Mr. Funk has been an integral part of the team, leading the discovery of the Napoleon and Tajitos/Copala deposits and the Company thanks Mr. Funk for his contributions thus far.

Mr. Funk has agreed to resign as a director to satisfy the requirements of the US Securities Exchange to have a majority independent board.

Mr. Pettingell joined Vizsla Silver in the summer of 2021 the Company is grateful for Mr. Pettingell's strong contributions and this promotion is well deserved.  He has been a major contributor to the Company, helping develop Vizsla's business plan and bringing institutional awareness to the Company due to his experience and strong technical background.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 250,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla Silver has budgeted 90,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the mineral resource as well as test other high priority targets across the district.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca,Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 19:35e 27-JAN-23